Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	State of Organization
SemGroup Energy Partners Operating, L.L.C.	Delaware

SemGroup Energy Partners, L.L.C. (d/b/a SemGroup Energy Partners of Delaware, L.L.C. (in Oklahoma))	Delaware

SemPipe G.P., L.L.C.	Delaware

SemPipe, L.P.	Texas